FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 6, 2014

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2014 Annual General Shareholders' Meeting”, dated June 6, 2014.

2.	Taiwan Stock Exchange filing entitled, “Approved to lift non-competition restrictions on the Directors at AUO 2014 Annual General Shareholders' Meeting”, dated June 6, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 6, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
June 6, 2014
English Language Summary

Subject: The major resolutions of AUO 2014 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 2-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Contents:

1.    Date of the shareholders' meeting:2014/06/06

2.    Important resolutions:

(1)   Accepted 2013 Business Report and Financial Statements.
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:5,399,762,274 votes; 86.28% of the total represented at the time of voting.
Votes against:147,076 votes; 0.00% of the total represented at the time of voting.
Votes abstained:819,558,270 votes; 13.10% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.

(2)   Accepted the proposal for distribution of 2013 profits.
Cash dividends of NT$ 96,242,451 (NT$0.01 per common share)
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:5,428,741,609 votes; 86.74% of the total represented at the time of voting.
Votes against:228,245 votes; 0.00% of the total represented at the time of voting.
Votes abstained::790,497,766 votes; 12.63% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.

(3)   Approved to distribute the capital surplus by cash.
To distribute NT$1,347,394,316 from capital surplus of the issuing premium of the par value of the common share (NT$0.14 per common share)
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:5,428,800,057 votes; 86.74% of the total represented at the time of voting.
Votes against:165,795 votes; 0.00% of the total represented at the time of voting.
Votes abstained::790,501,768 votes; 12.63% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.

(4)   Approved to revise the "AUO Rules and Procedures for Shareholders’ Meeting".
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:5,428,396,930 votes; 86.74% of the total represented at the time of voting.
Votes against:186,106 votes; 0.00% of the total represented at the time of voting.
Votes abstained::790,884,584 votes; 12.64% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.

(5)   Approved to revise the "Handling Procedures for Acquisition or Disposition of Assets", "Handling

Procedures for Conducting Derivative Transactions", and "Handling Procedures for Capital Lending".
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:5,428,291,181 votes; 86.74% of the total represented at the time of voting.
Votes against:310,203 votes; 0.00% of the total represented at the time of voting.
Votes abstained::790,866,236 votes; 12.64% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.

(6)   Approved to approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement.
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:4,917,987,322 votes; 78.58% of the total represented at the time of voting.
Votes against:66,745,093 votes; 1.07% of the total represented at the time of voting.
Votes abstained::1,234,735,205 votes; 19.73% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.

(7)   Approved to lift non-competition restrictions on board members.
6,258,397,360 shares were represented at the time of voting (including 2,601,807,236 shares casted electronically)
Votes in favor:5,367,946,554 votes; 85.77% of the total represented at the time of voting.
Votes against:60,719,076 votes; 0.97% of the total represented at the time of voting.
Votes abstained::790,801,990 votes; 12.64% of the total represented at the time of voting.
Votes invalid:38,929,740 votes; 0.62% of the total represented at the time of voting.
3.Endorsement of the annual financial statements (indicate “yes” or “no”):Yes
4.Any other matters that need to be specified: None

Item 2

AU Optronics Corp.
June 6, 2014
English Language Summary

Subject: Approved to lift non-competition restrictions on the Directors at AUO 2014 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 2-21 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Contents:

1.     Date of the shareholders' meeting resolution:2014/06/06

2.     Name and title of the director with permission to engage in competitive conduct:
(1)    Chairman of the Company:Kuen-Yao (K.Y.) Lee
(2)    Independent Director:Tain-JY Chen
(3)    Independent Director:Chin Bing (Philip) Peng

3.     Items of competitive conduct in which the director is permitted to engage:
(1)   Kuen-Yao (K.Y.) Lee
Director, Qisda (Suzhou) Co., Ltd.
(2)   Tain-JY Chen
Independent Director, Chunghwa Telecom Co., Ltd
(3)   Chin Bing (Philip) Peng
Director, AOPEN INC.
Director, Wistron Information Technology & Services Corp
Director, Dragon Investment Fund I Co., LTD.
Chairman, Cross Century Investment Limited

4.     Period of permission to engage in the competitive conduct:
Within the period of serving as Director of the Company

5.     Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):
The resolution was adopted by a majority of the shareholders presented at the general meeting who represented two-thirds or more of the total number of the Company's outstanding shares.

6.     If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below):
Kuen-Yao (K.Y.) Lee, Chairman of the Company

7.     Company name of the mainland China area enterprise and the director's position in the enterprise:
Director, Qisda (Suzhou) Co., Ltd.

8.     Address of the mainland China area enterprise:
169 zhujiang road,new district,Suzhou, China

9.     Business items of the mainland China area enterprise:
Production and marketing of LCD and Mobile Device

10.   Degree of effect on the Company's finances and business: None

11.   If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio: None

12.   Any other matters that need to be specified: None